Invesco
PowerShares                            Leading the Intelligent ETF Revolution(R)

                Filed pursuant to Rule 433 | Registration Statement 333-137902 |
                                                              Dated April 7 2009

PowerShares DB Exchange-Traded Notes

In 2008, Invesco PowerShares expanded its relationship with Deutsche Bank (DB)
to offer the first exchange-traded products that provide investors with a cost-effective and convenient way to take a long, short or leveraged view on the performance of some of the most important commodities in the world.

Exchange-Traded Notes: Understanding the Basics

Definition: PowerShares DB exchange-traded notes (ETNs) are senior, unsecured debt obligations issued by Deutsche Bank that are linked to the performance of specific indexes. The indexes are designed to reflect the performance of respective futures contracts.

Mechanics: Investors can buy and sell the PowerShares DB ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption, based on the performance of the index less investor fees. Investors may redeem the PowerShares DB ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement.

In the secondary market, the notes track the value of the index because DB's obligatory repurchase price is a function of the index value.

Hedging: Deutsche Bank may use the proceeds from the sale of PowerShares DB ETNs to enter into transactions to maintain and adjust a hedge against its obligations. Such transactions may involve the sale or purchase of futures contracts, options, or other derivative instruments with returns linked to the performance of one or more indexes or their components.

Leveraged ETNs

The leveraged PowerShares DB ETNs offer investors two times the exposure to the monthly performance or inverse monthly performance of the respective index, plus the monthly T-Bill Index return, subject to the investor fee of 0.75% per year.

In contrast to leveraged exchange-traded funds (ETFs), which generally reset their leverage daily, PowerShares DB ETNs reset their leverage on a monthly basis. The reset schedule can have a significant impact on returns and should be understood prior to investing.

The following three tables are for illustrative purposes only, and are not intended as a recommendation to buy or sell. They illustrate how different leverage resetting schedules can impact returns in different market environments:

      Scenario 1:
                    Monthly Leverage Reset                            Daily Leverage Reset
      Base        Calc.     %Change   Daily    Implied     Base    Calc.    %Change    Daily       Implied
      Index       Base                Value   Leverage     Index   Base                Value      Leverage

Day 1 100.00          -        -     100.00               100.00      -        -      100.00
Day 2 110.00       100.00   10.00%   120.00     200%      110.00   100.00   10.00%    120.00        200%
Day 3 100.00       100.00   -10.00%  100.00     183%      100.00   110.00   -9.09%     98.18        200%

      Scenario 2:
                    Monthly Leverage Reset                            Daily Leverage Reset
      Base        Calc.     %Change   Daily    Implied     Base    Calc.    %Change    Daily       Implied
      Index       Base                Value   Leverage     Index   Base                Value      Leverage

Day 1 100.00          -              100.00               100.00      -        -      100.00
Day 2 110.00       100.00   10.00%   120.00     200%      110.00   100.00   10.00%    120.00        200%
Day 3 120.00       100.00   10.00%   140.00     183%      120.00   110.00    9.09%    141.82        200%

NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE

      Scenario 3:
                 Monthly Leverage Reset                          Daily Leverage Reset
         Base    Calc.     %Change    Daily   Implied  Base      Calc.    %Change      Daily   Implied
         Index   Base                 Value   Leverage Index     Base                  Value   Leverage

Day 1    100.00      -               100.00             100.00      -         -       100.00
Day 2    902.00   100.00    10.00%    80.00     200%     90.00    100.00    -10.00%    80.00     200%
Day 3     80.00   100.00    10.00%    60.00     225%     80.00     90.00    -11.11%    62.22     200%

The difference in performance between daily and monthly leverage resetting arises from the difference in the base amount used for calculation. For monthly leverage resetting, one base is used for the entire calendar month. For daily leverage resetting, each closing value becomes the base for the next day's calculation.

Monthly leverage reset calculation:

(Daily Closing Value - Day 1 Base) / Day 1 Base

Daily leverage reset calculation:

(Daily Closing Value - Previous Day Closing Value) / Previous Day Closing Value

Discovery:

The objective of this series is to offer timely investing perspectives on current trends and events. Wide- ranging and educational in nature, these pieces will attempt to offer actionable ideas to help investors optimize their approach to investing.

For more Discovery briefs, please visit
www.invescopowershares.com/resources/discovery

PowerShares DB ETN vs. PowerShares DB ETF Structure

PowerShares DB ETNs are unsecured debt obligations of Deutsche Bank AG London;
whereas the underlying securities contained in PowerShares DB ETFs are held in the master fund.

PowerShares DB ETNs are currently viewed as forward contracts by the IRS for tax purposes; whereas PowerShares DB ETFs are currently viewed as partnerships by the IRS for U.S. federal income tax purposes and marked to market at year end based on the securities contained in the master fund.

Holders of PowerShares DB ETNs currently receive Form 1099 for tax purposes;
whereas holders of PowerShares DB ETFs receive Form K-1 for tax purposes.(1)

1 Deutsche Bank AG, London Branch, Invesco PowerShares and their affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties and (ii) was written to support the promotion or marketing of the transactions or matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

PowerShares DB ETNs

Gold                                               Commodity
DGP - PowerShares DB Gold Double Long ETN          DYY - PowerShares DB Commodity Double Long ETN
DGZ - PowerShares DB Gold Short ETN                DPU - PowerShares DB Commodity Long ETN
DZZ - PowerShares DB Gold Double Short ETN         DDP - PowerShares DB Commodity Short ETN
Crude OIL                                          DEE - PowerShares DB Commodity Double Short ETN
DXO - PowerShares DB Crude Oil Double Long ETN     Base Metals
OLO - PowerShares DB Crude Oil Long ETN            BDD - PowerShares DB Base Metals Double Long ETN
SZO - PowerShares DB Crude Oil Short ETN           BDG - PowerShares DB Base Metals Long ETN
DTO - PowerShares DB Crude Oil Double Short ETN    BOS - PowerShares DB Base Metals Short ETN
Agriculture                                        BOM - PowerShares DB Base Metals Double Short ETN

DAG - PowerShares DB Agriculture Double Long ETN
AGF - PowerShares DB Agriculture Long ETN
ADZ - PowerShares DB Agriculture Short ETN
AGA - PowerShares DB Agriculture Double Short ETN

For further details on how you can use PowerShares DB ETNs in your clients'
portfolios please call 800.983.0903 or email info@PowerShares.com.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
dbfunds.db.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800.983.0903, or you may request a copy from any dealer participating in this offering.

The PowerShares DB ETNs are unsecured obligations of Deutsche Bank AG, London
Branch, and the amount due on the PowerShares DB ETNs is entirely dependant on
Deutsche Bank AG, London Branch's ability to pay. The rating of Deutsche Bank
AG, London Branch does not address, enhance or affect the performance of the
PowerShares DB ETNs other than the Deutsche Bank AG, London Branch's ability to meet its obligations. The PowerShares DB ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in PowerShares DB ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity and leveraged losses.
Investing in the

PowerShares DB ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB ETNs even if the value of the relevant index has increased. If at any time the redemption value of the
PowerShares DB ETNs is zero, your investment will expire worthless.

An investment in the PowerShares DB ETNs may not be suitable for all investors.

The PowerShares DB ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of PowerShares
DB ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the prospectus. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares
DB ETNs. Sales in the secondary market may result in losses.

The market value of the PowerShares DB ETNs may be influenced by many unpredictable factors, including, among other things, volatile prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. The PowerShares DB ETNs are concentrated in single commodity sectors, are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The PowerShares DB ETNs are leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares(R) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC and Invesco Aim
Distributors, Inc. are indirect, wholly owned subsidiaries of Invesco Ltd.

An investor should consider the PowerShares DB ETNs' investment objectives, risks, charges and expenses carefully before investing.

(C) 2009 Invesco PowerShares Capital Management LLC        P-ETNS-DISC-1-E  4/09

www.invescopowershares.com                    800.983.0903